Exhibit 99.2

Sinovac’s Stock Exchange Listing Moves to NASDAQ Global Select Market

BEIJING, December 31, 2010 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its common shares will be listed on the NASDAQ Global Select Market effective January 3, 2011. The Company received notification from the NASDAQ Stock Market dated December 7, 2010 that as part of the exchange’s annual review of Global Market issuers it has met the initial listing requirements of the Global Select Market and is eligible for inclusion. Sinovac’s common shares commenced trading on the NASDAQ Global Market on November 16, 2009.

Dr. Weidong Yin, Chairman, President & CEO, stated, “We look forward to trading on the Global Select Market in January 2011 as we have met the high listing standards of this market tier.  We are focused on advancing our development pipeline and commercializing our high quality vaccines as we build shareholder value as a leading China-based biopharmaceutical company.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuant to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871/9659

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington/Amy Glynn

The Ruth Group

Tel: +1-646-536-7017/7023

Email: scarrington@theruthgroup.com

aglynn@theruthgroup.com

Media

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email:  jrando@theruthgroup.com